EXHIBIT 99.5

Wipro Limited

Q3-2004-05 Investors Conference Call

January 21, 2005, 18:45 hrs IST

Moderator

Ladies and gentlemen, thank you very much to standing by. Welcome to the Wipro third quarter results ended December 2004 conference call. At this time, all participant lines are in the listen-only mode. Later there will be an opportunity for questions and answers with instructions given at that time. Should you require assistance during the call, please press *0, and a conference specialist will assist you off line. As reminder, today’s conference is being recorded for replay. I would now like to turn the conference call over to our host, Mr. Sridhar Ramasubbu, please go ahead.

Sridhar Ramasubbu

Good morning and welcome to Wipro’s third quarter results and earnings call for quarter-ended December 2004. Jatin, Lan, and myself from the IR team take this opportunity to wish all of you a very happy New Year. We have here the entire management team from Wipro, Azim Premji, Vivek Paul, Suresh Senapaty, and Suresh Vaswani. In addition, we also have the management team from global IT business who are assembled here to answer specific questions related to their business as well as geographies. Azim Premji, Chairman and Suresh, CFO, will provide the opening remarks on US GAAP results for the quarter-ended December 2004. Before we get on with the call, we would like to provide the disclaimer on forward-looking statements within the meaning of the Private Securities Litigation Reforms Act of 1995. These statements are based on management’s current expectations and are associated with uncertainty and risks. These uncertainties and risk factors have been explained in detail in our filings with Securities Exchange Commission in the US, and we will not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing thereof. The call is scheduled for one hour. The presentation of the third quarter results will be followed by a Q&A session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. I am online on e-mail and if you have any specific questions which you are unable to ask, please send me a mail and we will address these questions as well at the end of the Q&A. Ladies and gentlemen, over to Mr. Azim Premji, Chairman & Managing Director, Wipro.

Azim Premji

Good morning to all of you all. I also wish all of you all a very happy New Year. Your Board of Directors in the meeting held this morning approved the accounts for the quarter ended December 31, 2004. Results have been mailed to those registered with us and are also available on our website.

Let me share with you some of our thoughts on our performance and prospects. In our global IT business, a key feature of our performance over the last few quarters has been our focus on revenue productivity and building a portfolio of services that build a strategically superior business model while continuing to deliver solid results on a quarterly basis. The results of the last quarter reinforce this. We continue to see broad-based revenue growth. Every single key vertical grew sequentially. Our differentiated services such as technology infrastructure services and testing services grew double digit sequentially. Europe geography posted fourth consecutive quarter of double-digit sequential growth.

A combination of customer mix, service mix, and continued operational improvements led to a 1% sequential growth in price realization for onsite as well as offshore revenues.

From people management perspective, annualized attrition for the quarter ending December 2004 came down to 12% in our IT services business. These factors coupled with proactive hedging and improved productivity resulted in our ability to significantly mitigate the negative impact of rupee appreciation and compensation revision on our profitability.

Other businesses continue to deliver robust results. Growing ahead of the market, our India, Middle East, and Asia Pacific IT business, Wipro Infotech recorded revenue growths of 20% over the previous year. This strong revenue growth coupled with prudent cost management led to profit before interest and tax growth of 45%, and a 140 basis point expansion in operating margin. Our consumer care and lighting business grew revenues by 32% and PBIT by 28% on a year-on-year basis.

Let me take a couple of moments to talk about our strategic direction. About 13 quarters ago, we rolled out our strategy to achieve our vision of global leadership in IT services. We have made significant progress over the last couple of years. But that journey is far from over. There has been a clear acceleration in the momentum towards offshoring. Bringing as it does many opportunities, this trend also calls for constant reorientation of strategy. We are taking various strategic measures to benefit from these opportunities and deliver the best value proposition for the customer and sustainable value creation for our stake holders.

Looking ahead, the environment we see is one of strong volume growth with prices moving in a narrow band. Rupee appreciation will pose an additional challenge in sustaining profitability. We will attempt to mitigate the pressure on profitability by providing higher value add services, moving business offshore, improving utilization, and managing costs. As the Indian economy post healthy growth, we hope to benefit from the growth in our Wipro Infotech and Wipro Consumer Care and Lighting businesses.

I will request Suresh Senapaty our CFO to comment on financial results before we take questions.

Suresh Senapaty

Good morning to everybody. Wish you a very happy New Year. Mr. Premji shared our views on the business environment, I will touch upon a few aspects of financial and operational significant. During the quarter, we had sequential revenue growth of 7.6% in our global IT services business, which comprised of 7.6% revenue growth in the IT services component of that segment and 8.8% growth in the IT enabled services business component of that segment. The 7.6% growth in the services component was driven by a 7.1% growth in the volume of business combined with a 1% increase each in our realization rate for work performed onsite at our clients’ offices and work performed offshore.

On the forex front, our realized rate for the quarter was Rs.45.14 versus rate of Rs.45.93 realized for the quarter-ended September 2004. During the quarter, we had the benefit of certain hedges that were contracted at a higher rate. As of December 31, 2004, after allocation for foreign currency assets on balance sheet, we have outstanding hedges of about 614 million dollars deliverable over the next 4 to 5 quarters.

Operating margin for our global IT business for the quarter was 26%. Operating income this segment includes a non-cash charge of Rs.151 million about US $3 million towards expensing of stock compensation in the form of restricted stock units. This has negatively impacted the operating margin by 1%. Excluding this charge, the operating margin for the quarter was essentially flat as compared to the previous quarter at 27%. This operating margin includes a 2% negative impact, gross impact 3% netted by positive impact of 1% due to campus hires, for the compensation division for our offshore team given during the quarter-ended December 2004. Further, during the quarter, we also saw a significant appreciation in the rupee, which also affected our revenues and profitability adversely. However, higher price realization, operational improvements, and proactive hedging helped in significantly mitigating these factors and arrest the drop in operating margin.

For the quarter-ended March 2005, we expect volume-led growth with stable price realization. Operating margins would be impacted by the sharp appreciation of the rupee. We will endeavor to contain the contraction to the extent possible through improved productivity.

For the convenience of the investors, the amount in Indian rupees in our press release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004, for cable transfers in Indian rupee as certified by the Federal Reserve Bank of New York, which is $1 US equal to Rs.43.27. However, the realized exchange rate in our global IT Services and product segments for the quarter-ended December 31, 2004, is $1 dollar is equal to Rs.45.14. Consequently, the dollar revenue in our global IT business was $352 million for quarter three ended December 2004. We will be glad to take questions from here.

Sridhar Ramasubbu

Lets start with the Q&A.

Moderator

Ladies and gentleman, if you do wish to ask a question please press the * then the 1 on your touchtone phone keypad. You will hear a tone indicating that you have been placed in the queue. To remove yourself from queue at any time, press the “#” key. If using a speakerphone, please pickup your handset before pressing the numbers. Once again, for questions at this time, press * then 1 on your phone keypad. Our first question will come from the line of Mayank Tandon with JMS. Please go ahead, your line is open.

Mayank Tandon

Thank you. A great quarter! I had a couple of questions especially for Suresh. Suresh, could you once again walk us through the currency impact again, you know, above the operating line and also below the line what the impact was in percentage terms to your profit?

Suresh Senapaty

The impact of the currency difference between quarter two ended September to quarter ended December 2004 is about 0.25% in terms of operating margin. So, this is whether it is on account of the inflows at a differential exchange rate, translation of the account receivable at the end of the quarter at a differential in terms of a delta to the last quarter, a combination of all exchanges has impacted the operating margin by 25 basis points, and therefore everything is embedded into operating margin and there is nothing which is below the line, and it has always been the practice that whatever exchange difference we have on the revenue of the global IT business goes into the operating margin.

Mayank Tandon

A 0.25% impact is a negative impact, right, in total?

Suresh Senapaty

That is right.

Mayank Tandon

Okay. You talked about margins, just to get a better sense, in terms of margins, should we expect margins to be fairly stable now especially the rupee stays in a pretty narrow band given your hedging strategies and given that you have already passed through wage increases last quarter and pricing seems to be a little bit on the up trend or steady, margins are good, you know, modeling level at this point.

Suresh Senapaty

Our expectations is that the guidance that we have given will be more volume driven and we think there is fair amount of stability in the pricing, which means it could move in very narrow band, and so far as the compensation increase is concerned, we had a compensation increase given between September to November 2004, and therefore some of the compensation aspect we will get the full impact of that in the current quarter. So there are certain operational efficiencies and some of the exchange risks that we have, bottom line we think going forward in terms of this quarter, but for the exchange difference, most of the adverse factors could be mitigated.

Mayank Tandon

Can you remind us again what the wage increase was both onsite and offshore?

Suresh Senapaty

I will request Bijay Sahoo, who is our Head of HR in Wipro Technologies to respond to this.

Bijay Sahoo

Offshore increase was in the range of 15% to 18%, onsite we had select coverage of the people, the critical skills, but the increase was in the range of 3% to 6%.

Mayank Tandon

So speaking of onsite wages, are you seeing an uptake, you know, some of your global competitors have talked about shortage of certain skill sets. So I am just looking forward 12 to18 months out, what are you seeing in a market place in terms wage increases for skill sets onsite, and does that put pressure on your margins down the road?

Bijay Sahoo

You know, onsite, there are different skills. We have large section of the people we depute from India, that is, onsite assignees. We do not see much challenge in terms of their compensation increase. We have select people locals and those who are working in our consulting practice, given the market is looking up in terms of the compensation, you know, whatever budget trend we are seeing, we may see maybe 0.5% to 1% higher this year than the last year.

Mayank Tandon

Okay, just one final question on turnover, could you provide a little more color on how you are able to bring turnover down so dramatically in one quarter, was it a function of wage increases, and if that is the case, is it sustainable to run at 12% in the IT services business, thank you?

Bijay Sahoo

There were three aspects to it. One is, we had some compensation gap, which we corrected based on the critical skills, and the compensation budget was essentially targeted towards the critical skills, it was not like across the board we gave increase to all people, that helped. Apart from the compensation, we had lot of non-compensation actions. We also had RSU, which Mr. Senapaty talked about, restricted stock unit grant, that substantially helped in terms of retaining people. And also we are observing that the demand side in the market in last one quarter has been much less than the previous two quarters.

Mayank Tandon

Thank you.

Moderator

Next question will go to the line of Julio Quinteros with Goldman Sachs, please go ahead.

Julio

Good evening gentlemen. And good morning Sridhar. I just wanted to understand the guidance implications for the upcoming March quarter, the current March quarter, can you just walk us through maybe the volume and pricing implications your numbers, and I just want to be clear, it sounds like you are saying that the December quarter realized revenue is actually 352 versus the 367 that you reported in the convenience translation release, so what I am looking at on a realized basis 352 versus 370, that should imply sequential growth of about 6%, is that correct?

Suresh Senapaty

Yeah, 370 has to be looked at compared to 352.

Balki

It will imply a growth of 5% sequentially.

Julio

So, you are looking in the March quarter the sequential volume growth of 5%?

Balki

We have split into volume growth or pricing growth. We expect the price to move in a very narrow band.

Suresh Senapaty

Combination of both, we would expect it to be about 370 million dollars.

Julio

Okay, and that would be over 352 for Q/Q comparisons.

Suresh Senapaty

That is right.

Julio

Okay, great. And then, can you talk a little bit about the BPO segment, it looks like it was a little bit lighter than the number that I was looking for, can you just walk us through what’s happening in the Spectramind division please?

Raman Roy

Hi, this is Raman. As the numbers show, we have had about 9% growth sequential quarter on quarter and about 48% growth year-on-year basis. We now have 85 different processes in production. We are seeing a huge amount of traction from the customers. India is now a proven story. We see a lot of opportunities sitting there. Our biggest constraint today is our ability to hire enough people that can be converted into international servicing resources. The training needs are becoming bigger and as we train people, and given the standing of our training in the market place, people tend to find other opportunities because they are being offered better major emoluments etc.

Julio

What will be the turnover in the BPO basis compared to the total number that you reported?

Raman Roy

If you look at the turnover for the quarter, we had employ turnover rate of about 25%, which is 11% pre-training and about 15% post training and that is a big struggle.

Julio

Okay.

Raman Roy

We are also looking at on the base that we built for our BPO practice, we now see an opportunity to offer services to our customers that are in the transaction processing area, services that would add greater value to our customers, and they also bring us better margins and better revenue, and we are looking at targeting that segment of the business, that is one of our very major transformational initiatives of where we want to take this business.

Julio

So as you go through the transformation should we expect to see some flattening out in the business as move from basically kind of more of voice-based to transaction-based business? Does that require different sales force? I guess I am just wondering what types of investments do you need to make to get the model transition from a voice-based to a transaction-based model.

Raman Roy

There would be investments in the product development aspect of it. There would be retuning of the sales force. More importantly, right as of today, for the business that we have we have about 15% of our business that is already non-voice, so we have taken the baby steps to execute this strategy. I think in terms of the revenue, your early part of the question, our impact on revenue, the biggest challenge is to be able to get the people and to be able to retain the people back will have a bigger impact on the revenues. With 15% of the employees today already doing non-voice work, we would be among the larger players even today out of India performing non-voice or transaction-processing services, which range from you know key aspects for our financial services customers of underwriting, down to doing accounting where for some of our customers, we do all aspects of accounting right down to preparing their quarterly results.

Julio

Okay. And just one last question for Suresh, I just wanted to make sure I had the currency assumption that you are making for the March quarter, what’s the rupee rate that we are looking at for the March quarter guidance 370?

Suresh Senapaty

I don’t think we can ascertain that at this point in time, but it will not be in the similar rate as what we have got in the last quarter, it will be fairly lower as it looks today because at the end of the day you have to see what the rates are on the 31st of March, and to the extent the legs which you have not covered, and you know, there are uncertainties still there, but it could be a number higher the impact that felt in the last quarter.

Julio

So you expect more appreciation ?

Suresh Senapaty

That’s right.

Julio

Okay, thank you very much.

Suresh Senapaty

And also, the point that Raman made, transition is not from voice to transaction processing, but in addition to the voice a better mix of the transaction processing as compared to what it is now.

Julio

Great, thank you very much guys.

Moderator

The next question will come from the line of Lou with Lehman Brothers, please go ahead your line is open.

Lou

Okay, great, thank you. I was just wondering if you could talk about Europe a little bit, it looks like Europe did grow very nicely on a quarter-to-quarter and year-on-year basis, would you expect that to continue or are there any dynamics that might affect that, I guess, as you look at the calendar 05?

Vivek Paul

I think this is many quarters in a row now that we have had Europe do very nicely for us, four quarters in a row, and so I think we are seeing continued traction there. We continue to penetrate more in terms of wider geographical coverage. So the answer is we are not expecting any slowdown in the momentum there.

Lou

Okay. I guess you are not running into some of the typical obstacles that companies can run into in Europe, in the sense that they do want to outsource so that, maybe the laws or restricting things?

Vivek Paul

Well, you know, we certainly, it is a little bit trickier and we have had a few employees for example that we have transitioned from our customers to us, not many, just a few, but you know going through the local regulations etc., it is business of a different nature, but we are still so small that frankly the opportunity is still pretty good.

Lou

Okay. When you look to couple of the other companies that are increasing there ADR float, just wondering if there is any plans for you all to possibly do the same?

Suresh Senapaty

No, at this point in time there is no decision with respect to proceeding on any kind of ADR follow on as yet.

Lou

Is it up for debate or you expect that to be the decision for let us say the next six months...

Suresh Senapaty

Definitely, we have a complete open mind on that and we will take a decision at an appropriate stage, yes.

Lou

Okay. My final question I guess, when you look at business in the US for calendar 05, you know, any change that you see as you look out on the whole year in the sense of anything going to cause any problems, obviously it seems, obviously the trend has been very spectacular across the board, I am just wondering you know what you might be concerned about or if anything shifting on you?

Rich Garnick

Right now, I don’t think we see any significant shift, you know, I think we are going to continue to see this transition of good economic parameters around our value proposition, which continues to resonate in the market place. Broadening our service offerings continues to be validated with new wins both with customers and recognition by leading analysts in areas, for example, like our infrastructure services business has been recognized by leading analysts like AMR and Gartner and others. Recently, we were recognized as a leader in that sector, where infrastructure for example is moving offshore globally which is a new paradigm to some degree. In our package implementation business, similarly we are doing more end-to-end projects globally that has potential for continued growth. So, long term, you know, our outlook is very positive based on the economic value proposition and I don’t personally see any tremendous roadblocks in the market place today.

Lou

Okay great, good luck on calendar 2005.

Rich Garnick

Thanks.

Moderator

The next question will come from line of Jonathan Dubroff with SG Cowen. Please go ahead.

Jonathan

Hi, On the line here for Moshe Katri, he couldn’t be here, just wanted to follow up with a couple of questions, just if you could talk maybe a little bit about the other income line item on the income statement seems little bit higher than we were expecting, and if you might wanna break it up for us and discuss it a bit.

Suresh Senapaty

There was dollar denominated packing credit that we had in the quarter ending December, and in that we had some exchange gains, where as in the quarter ending September we had an exchange loss, so therefore the delta looks to be higher, but it was related to you know packing credit loan taken for certain software projects.

Jonathan

Okay. And just one other housekeeping question, in terms of customer size distribution if you might be able to give a breakdown of that, greater than 20 million, 10 to 20 million, 5 million to 10 million, and so on.

Suresh Senapaty

More than 20 million, we have about 17, which is the same as last quarter. 10 to 20, we have about 20, which is one higher than last quarter. 5 to 10 we have 34 which is higher than last quarter of 29. 3 to 5 we have got it down from 22 to 17, which means 3 to 5 moved up to 5 to 10. 3 to 1 moved up from 70 to 75. In total, million-dollar accounts have gone up from 157 to 163, which is about 6 more.

Jonathan

Great, thanks a lot.

Moderator:

Next question will come from the line of Tripp Chaudhry with Midwest Research. Please go ahead.

Tripp

Congratulations for fabulous execution. Two questions, actually I would say three here, actually I would direct it to Azim. Most of the Indian companies that we have seen so far had shown very impressive volume growth, and I was wondering what is your sense, is that volume growth sustainable and what could disrupt that volume growth?

Vivek Paul

I think that if we look at growth prospects, they fundamentally remained unchanged, and in percentage terms, this was a good year but was not our fastest growing year. So the reality is that the fundamental dynamics of the business are pretty good. So if you translate that revenue dynamic into people dynamic, the only question incrementally comes up is, is there an issue with regard to availability of people? I will ask Laxman Badiga in a moment to talk to you about what our numbers show in terms of number of graduating engineers and as a result the available talent pool, which based on our expectation we do not see creating a shortage of any sort. So I think as long as the secular dynamic continues in terms of revenue, I think we can find the people to be able to delivery on that revenue.

What could go wrong?

I mean, this is business, you know, a lot of things could go wrong. You could have a severe downturn in the US, people start cutting back again, you could have you know new visa-related issues that come up. You could have, you know, I am sure there are zillion things that all of us can think through. Maybe Laxman you can talk a little bit about the people availability side.

Laxman Badiga

Hi, this is Laxman Badiga. In terms of people availability when you look at it from a broad basis in the Indian market, we have something like 300,000 engineers passing out every year, out of which roughly 100,000 are in the IT specialist category, so if you take from a supply side of the thing, I think there is a huge supply from the institutes of talent coming in, and been there for the last two to three years in this kind of numbers. So there has been a lot of talent coming into the industry from this perspective. Second is in terms of, even in term of availability of experienced profile, except for certain niche skills or something, we continue to see good availability of skills. If you see our own growth mix has been in terms of 50% experienced profile and 50% from the campuses, and we did not see any difficulty in getting these people as the numbers we added up till now show. So we do not see yet supply being constraining thing in terms of growing our business.

Chaudhry

Regarding Spectramind and BPO, I was wondering like it seems to me that that business, see, I sense it like the management is little less enthused about it, like it seems to be riddled with problems of retaining the people, and looking at your pedigree it seems to me this is not Wipro’s probable core competency. Are you thinking about divesting it or spinning it off or running it at something in a different shape and form, so that we can see some returns on that acquisition?

Raman Roy

I don’t know where you get that impression. We are pretty excited about the growth that we have had on this business. We see a robust opportunity, and more importantly our customers see this as an important add-on to the fulfillment that they need. We are seeing more and more customers come in wanting end to end, defining there needs based on this is the input and this is output you chose how you will do it, you chose the platform, you chose how it will be integrated. So we see that as a key aspect. As I mentioned earlier, the appetite of the business that can be got is far higher than the talent availability in that robust manner. We have 14,300 plus people as on 31st December, we would basically had another 4000-3000 because there is enough business that our customers want us to fulfill for them. Going forward, sorry...

Chaudhry

I said, thanks for clarifying it I may have mistook it.

Vivek Paul

Yeah, because, you know, if you knew last quarter we had about 9% sequential growth in dollar terms, net 1400 people added on, and so going forward all we are saying is we want to tighten the filter little more to be able to make sure that we get the right kind of people and hence it helps us in our attrition management. A. We want to get into our customer acquisition much better in terms of trying to have a better mix in favor of transaction processing. So there is absolutely no question that there is excitement within Wipro and the management team that we have to grow that business and get into more and more integrated with our IT service offering.

Chaudhry

Last question is on testing business, seems like there were double-digit growths on it and I also got some sense that Mercury Interactive is the partner in that space, is that exclusive partnership you have with Mercury or you are also going with other testing vendors like Segway or IBM Rational, and what kind of customers are outsourcing the testing to you?

Suresh Vaswani

The relationship we have with Mercury is the strategic relationship, but it is not exclusive. We have multiple relationships with, you know, multiple testing tool companies, it is Mercury, it is Compuware, it is TestQuest, it is Rationale, and we have competencies on multiple tool providers.

Chaudhry

Wonderful.

Suresh Vaswani

In terms of customers we have a very broad base of customers, which are on the technology side, on the embedded product engineering side, and over the last one or two years we have been quite aggressively expanding our testing services into the enterprise and financial side as well. So we have, you know, very broad base of customers spanning all our verticals.

Chaudhry

Excellent. Thank you and congratulations on a fabulous execution and a good quarter.

Suresh Senapaty

Thank you.

Moderator

The next question will come from the line of Ashish . Please go ahead.

Ashish

Good evening. Nice quarter. My question has to do with price realizations. It appears that Wipro is showing greater upward movement then some of its competition, which service lines are contributing the most, you know, towards this matrix?

Rich Garnick

On price realization, we are seeing improvements primarily in some of our value added services where we are getting better yields such as infrastructure services, which we are talked about growing sequentially more than double digit growth quarter on quarter, and some of other service lines that continue to see strength. So we were able to manage the business mix to drive that utilization. We are yet to see prices firm up to the point where we can go back to customers, have a head-to-head position and raise prices substantially in the market place, and we do not see that happening in the near future. We see prices in a narrow band moving forward.

Ashish

But in terms of relative yield, you mentioned infrastructure services, any other lines?

Rich Garnick

Yeah, package implementation, consulting services, where we have our onsite team engaged in many activities. It does not drive a lot of revenue directly, but it is a thin edge of the wedge to get engaged without our customers at a high end, and then flow through the implementation and some other situations, we have been able to get better realization.

Ashish

Excellent. Thank you, and I have one more question either for Suresh or Balkie on the subject of options expensing. Do you have an estimate of the impact on fiscal 2006 EPS, either in dollar or percentage terms?

Suresh Senapaty

Well we will share that with you as we come closer to those quarters Ashish.

Ashish

Okay, thank you, a nice quarter.

Suresh Senapaty

Thank you.

Moderator

We will next go to the line of Bhuvanesh Singh with CSFB. Please go ahead, your line is open.

Bhuvanesh Singh

Hi sir, congratulations on good results. I had a worry regarding the volume. While we are talking about a very strong environment, our volume growth remains stuck around 7% quarter on quarter, so is this what we are seeing as a sustainable volume growth rate, or that is being, that we are not able to grow more than this because of our own supply constrains, or what exactly is the reason?

Vivek Paul

But you know, first of all, 7% quarter on quarter volume growth is not something that we are terribly unhappy with. I think it is a pretty good growth rate. But if you look at what is limiting it, fundamentally on the market side, the only market factor we can point to is on our embedded and product engineering side, where we see a slow down in the semiconductor and computing space, and as a result we have seen some industry downturn. Other than that, we are not seeing on the people side any limitations in terms of being able to hire and get the best talent. So really it is market fed in terms of what our overall growth rate is.

Bhuvanesh Singh

Should I then take it as saying that current demand, which we see is basically of around 7 to 8% volume growth, not higher than that?

Vivek Paul

I think that we have given a guidance for the future that is available to you, and we have also given you the results of the past.

Bhuvanesh Singh

My confusion actually just to detail that arises from the fact that some other of our peers, they are growing at 10% plus and they have managed to do that for past couple of quarters, while our growth rate has been slower in the same quarter. So I am just unable to grasp the difference why it is there?

Vivek Paul

You know, different businesses have different rhythms. So I am not sure that we can say that one thing is exactly the same as the other.

Bhuvanesh Singh

Thanks for that, and just one last clarification. Can you give us some idea about our forex cover; at what rate is it at?

Suresh Senapaty

Yeah, the forex cover is at about 614 million dollars as of 31st of December 2004, apart from what has been assigned to the foreign currency assets on the balance sheet, and that cover is in excess of 44 rupees.

Bhuvanesh Singh

Okay, thanks. Thanks a lot.

Moderator

The next question will come from the line of Edward Caso with Wachovia Securities. Please go ahead.

Edward

Thank you for taking my call. I was wondering if you could discuss, as far as generating new business, how much of it is coming from your existing client base and how much of it is coming from new clients, and what the implications are for your expansion of your sales organization and if you could give that little bit by geography too?

Rich Garnick

First up, we get a significant amount of our business from our existing customers. That has been an historic trend for many years. We have gotten over 95% of our business from our existing customer base, and we continue to grow that. Our focus is to mine our customers by expanding our service offerings and deepening our penetration and creating a strategic value proposition for our client. Our new customer business obviously represented around 5% of revenue growth. We continue to add new customers. With regards to the US geography, which I will speak about, and expansion of our selling organization to grow our business. We continue to focus on the strategic engagements with clients on a selective basis. We will be investing in our selling organization as appropriate going forward, we continually evaluate that on a month to month and quarter to quarter basis, and we believe that we will continue to grow clients that allow us to meet our strategic objectives. Europe, Vivek, you want to cover it.

Vivek Paul

Yeah, I think, as far as Europe is concerned we continue to invest in that region and I think that in the coming years we will continue to invest more. I think, you know, we are seeing good growth opportunities in Germany. We want to put more feet on the street there. So I think as the business rises, we will make investments in more sales. In terms of percentage revenues from new accounts, I do not think we split that out by geography. We have only given get that in an aggregate, Wipro basis.

Edward

Could you talk a little bit about smaller tier 2, tier 3 players, and also about start up companies, are you losing people to the smaller firms? Are they becoming a source of employees, and are you losing employees to go and setup their own sort of startup shops?

Bijay Sahoo

You know, we keep tracking where the people are going to, we find that the people going to generally the IDCs targeted by multinational companies, international development centers in India, India Development Centers, and we do not find people going to startup smaller companies like you used to see, you know, early 1999 to 2000, we do not see that pattern.

Edward

Final last question, could you talk a little bit about the political environment, has it sort of gotten quite and back to its old supportive ways, is there any chance here as we come up on annual budget that there may be some issues possibly on the tax side or the support of enterprise zones?

Suresh Senapaty

Yeah. I think, you know, if you look at the current government in terms of the people at the helm, are guys who are poster boys of reforms in India, they have played a significant role, the confidence that they give us is very good in terms of opening up the economy more and more supporting infrastructure, supporting exports. So we are eagerly looking out to the forth coming budget which we think will be very positive growth oriented, and from a taxation standpoint I think we do not expect anything that will happen which will be deviation to the current promise that is embedded in the tax statute.

Edward

Thank you, congratulations on a good quarter.

Suresh Senapaty

Thank you very much.

Moderator:

Next we will go to the line of Anthony Miller with Arete Research. Please go ahead.

Anthony Miller

Yes, thanks gentleman. I would just like to expand on my understanding of the opportunity you see in Europe, you just mentioned that you see a good growth opportunity in Germany, can you let me know which other countries in Europe, you do see the opportunity both the IT services and BPO, and could you also let us know please who you are meeting in competition in the different countries in Europe, outside of course the direct competition in India?

Sudip Banerjee

Yes in the IT services space in Germany for example the sectors, which are doing well... Sorry I did not introduce myself, Sudip Banerjee here. The sectors which are really doing well are again broad-based manufacturing companies are opening up there. We are also seeing a lot of traction in the Netherlands, again led by manufacturing companies and also companies in the energy and utilities space. We are seeing competition from some local European companies, but in most of the deals that we contest, the major competition continues to be the global top tier firms, and not so much as the local firms excepting a few specific cases in places like Benelux region or in Germany.

Anthony Miller

And could you also just give us any insight, you mentioned you need to make more investment in Europe, and singling out Germany again, are you actively looking for acquisitions in Germany or other European country markets?

Vivek Paul

I think that as far as the acquisitions are concerned, it is very difficult to comment on that. All I can say is that we have looked and continue to look at an acquisition pipeline that includes Europeans, but frankly it is not at the top of the list just given the higher degree of difficulty in integrating it given the language and culture differences that are perhaps greater than let us say something in the United States. Having said that, we are open to everything.

Anthony Miller

Okay. In the UK obviously you would not have those problems, so are you saying that, that would be a more likely suspect?

Vivek Paul

Yeah, I have to always remind myself that UK is part of Europe, you are right, absolutely.

Anthony Miller

Okay gentleman, thank you very much.

Moderator

If there are further questions please press *1 at this time. We will next go to the line of Richard Davis with Richard Davis and Company. Please go ahead.

Richard Davis

Good morning gentleman and congratulations on a very fine quarter. In the past you have indicated areas of your value added services that you are emphasizing in terms of personnel, I am wondering if package implementation is one of the ones you are still stressing, and is there is any change in your outlook of business due to the merger of Oracle and PeopleSoft?

Rich Garnick

Hi Richard, this is Rich Granic. Regarding package implementation, we are not backing away from that business. It is actually one of our stronger businesses. It has grown this year over 40% year on year growth. We continue to see great opportunities, as I mentioned, we are seeing validation in the market place. Recently, we were recognized by AMR report as a world leader in complex end-to-end implementation of packages such as SAP. We have implemented pan European and pan Asian implementations where we delivered projects on time and under budget. We continue to get differentiated in the eyes of the market place. Specifically to the business environment, we expect to see continued growth on an annualized basis, the business is more project oriented than our say traditional annuity business in application development and maintenance, where you get a smoother revenue line. We see ramp ups quarter to quarter due to project implementation start and closures. With regards to Oracle and PeopleSoft, we see that as an opportunity. Anytime there is change in the market place, which potentially creates customer situation where they want to look alternatives and migrations from one platform to the other, that becomes a tremendous opportunity for our business. We have strong practices both in Oracle and PeopleSoft, and we see that independently we will continue to grow, and as the market place sees a convergence, we see opportunities to take advantage of that.

Richard Davis

Thank you for that. The other question is, you have a very creative package in terms of stochastic processes of retail businesses, I think one of your European clients employed it, and I am fascinated by it because it predicts the number of cashiers one needs, entry-exits to the store, and that sort of thing, and therefore the sense is to reduce the time in line. Have the other retailers shown interest in this area?

Sudip Banerjee

There has been great interest from retailers not only in the UK, but also in continental Europe, and we are doing a lot of work in the retail space on the RFID implementation, and that is fueling the growth in that sector, particularly from European retailers.

Richard Davis

Thank you very much.

Moderator

We will next go to a followup question from the line of Julio Quinteros with Goldman Sachs. Please go ahead.

Julio

Actually my questions have been answered. Thank you very much.

Moderator

And there are no further questions in queue at this time. Please continue.

Sridhar

We will give another 20 seconds and see if there are any questions; otherwise, we will close the Q&A session.

Moderator

If there are questions at this time, press *1 on your touchtone phone.

Sridhar

Okay let us close the Q&A session.

Moderator

All right. Please continue with your closing comment.

Sridhar

Thank you very much for your participation, and if you have any additional questions, please do call me. The entire earnings call is archived, and we have provided you the toll free numbers for accessing the same. Thank you very much.

Moderator

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